UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  June 9, 2008

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

June 9, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR SAMPLES 22.72% COPPER, 1427.0 G/TON SILVER AND 8.30% ZINC AT THE MILE LAKE, NT IOCG DISCOVERY

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to report on grab samples received from the Mile Lake IOCG prospect where the Company discovered a new high grade poly-metallic breccia that is rich in copper, molybdenum, lead, zinc, silver and tungsten. (NR- Nov 16, 2006). The Mile Lake IOCG prospect is situated on the Company’s Contact Lake property on the south side of Echo Bay. Field work and sampling in 2007 has confirmed additional poly-metallic mineralization in grab samples at several target areas at Mile Lake, NT.

The Mile Lake Breccia is an IOCG prospect in which poly-metallic mineralization and alteration is intermittently exposed for over 6 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff which covers an area of 10 square kilometers. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact lake mineral belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The Company is reporting poly-metallic assay values from the sampling program which includes 11.69% copper, 8.30% zinc, 0.44% lead and 1330.0 g/ton silver as well as 22.72% copper, 0.59% lead and 619.0 g/ton silver and 6.61% copper, 3.66% zinc and 1427.0 g/ton silver.

Mile Lake, NT (Grab Samples)

Poly-metallic grab samples from Mile Lake, NT

Sample	GPS Location		Cu (%)	Pb (%)	Zn (%)	Ag (g/ton)	Bi (%)	Co (%)
Number	Easting	Northing	Copper	Lead	Zinc	Silver	Bismuth	Cobalt
10451	450047	7323222	0.19	-	-	0.5	-	-
10452	450047	7323222	0.30	-	-	3.1	-	-
10454	450047	7353222	0.13	-	-	0.8	-	-
10457	451001	7322605	0.72	0.16	0.71	42.6	-	0.09
10458	451001	7322605	0.26	0.10	0.17	12.2	-	0.03
10468	453810	7322011	0.11	-	-	0.5	-	-
10471	454445	7323798	0.12	-	-	0.1	-	-
10473	452641	7323955	0.11	-	-	0.1	-	-
10476	452933	7324259	0.11	-	-	0.1	-	-

10477	452956	7324257	0.32	-	-	6.1	-	-
10479	453121	7323727	0.12	-	-	0.9	-	-
10483	454279	7324045	0.34	-	-	0.5	-	-
10484	449864	7322843	8.41	0.55	-	272.0	-	-
10485	449864	7322843	22.72	0.59	-	619.0	-	-
10486	449864	7322843	1.41	0.08	0.11	39.4	-	-
10487	450053	7323024	0.17	0.18	0.16	4.6	-	-
10488	450004	7322753	0.14	-	0.14	18.6	-	-
10489	449995	7322773	0.16	-	0.05	15.5	-	-
10491	452575	7321499	0.05	0.22	-	2.1	-	-
10501	448677	7322372	0.72	0.07	0.32	2.8	-	-
10502	448677	7322372	0.24	-	0.11	0.3	-	-
10503	449015	7322080	0.43	0.29	1.07	26.6	0.20	0.15
10504	449015	7322080	0.20	0.21	0.73	35.0	-	-
10505	448920	7322165	0.25	0.11	2.88	4.5	-	-
10506	448920	7322165	0.02	0.06	0.84	3.0	-	-
10507	448855	7322203	0.12	0.44	0.18	37.6	0.03	-
10508	448855	7322203	3.98	0.73	0.58	626.0	0.03	0.03
10509	448855	7322203	0.02	-	-	2.2	-	-
10510	448855	7322203	11.69	0.44	8.30	1330.0	-	-
10511	448855	7322203	6.61	0.35	3.66	1427.0	-	-
10517	455286	7323809	0.20	-	-	0.4	-	-
10518	455281	7323837	0.46	-	-	0.5	-	-
10519	455343	7324996	0.32	-	-	9.9	-	-

Metal values. Gold $897.90 US per ounce, Copper $3.69 per pound, Silver $17.43 US per ounce, Cobalt $46.80 US per pound, Zinc $0.87 US per pound, Lead $0.87 US per pound and Uranium $59.00 US per pound as of June 5, 2008.

Previous drilling results (see NR-Nov16/06) and sampling (see NR-Feb 11/08) has confirmed the poly-metallic nature of the mineralization and demonstrated the widespread distribution of IOCG associated mineralization in the Eldorado & Contact Lake district. The Mile Lake Breccia is open for drilling along a strike length of greater than 6 kilometers within a 100 to 200 meter wide horizon. This is one of a number of IOCG & uranium targets that are emerging at Contact Lake, that are characterized by two to six metals within the target horizon.

In 2006 the Company collected over 60 surface rock samples from the Mile Lake property that were analyzed during the program with assayed values to a maximum of 15.34% copper, 1.90% lead, 5.71% zinc, and 293.0 g/ton  silver. In addition to grab sampling, chip sampling was carried out along an exposed trench which produced the following average values over 3 meters: 3.48% copper, 0.70% lead, 0.78% zinc, and 23.0 g/ton silver and 0.12% molybdenum.

All samples were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. All samples were analyzed for a wide spectrum of minerals Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Au, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn, Y, Nb, Ta, Be, Sc, Li, S and Rb by inductivity coupled plasma-mass spectrometry (ICP-MS) following a four acid digestion (HF, HClO4, HNO3 and HCl). All analyses for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using the ICPFA method to validate values.

ELDORADO & CONTACT LAKE 5 YEAR CLASS “A” DRILLING PERMITS ISSUED-FULLY PERMITTED

The Company has been granted two new amended five-year Sahtu Land & Water Board Class “A” Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012.  The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third “5-Year” drill permit application submitted in April 2007 has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters which includes the area of the recently discovered Eldorado South radiometric anomaly. The Company is finalizing a second detailed and expanded TEK environmental baseline study for the Eldorado South region which will be submitted to conclude the final stage of the Eldorado South permitting process.  This prospective IOCG & uranium target is being prepared for reconnaissance and detailed sampling, mapping and drilling.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 113,488.09 acres in size.  The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and Uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and in Quebec Mario Drollet at MI3 Corporate Communications (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.